                                                                    Exhibit 4.5

PIONEER FINANCIAL SERVICES, INC.(R)                Administrative Support Group
4233 Roanoke Road                                        816/756-2020
Kansas City, MO  64111                             Fax:  816/561-9333

                                                   Founded 1932

May 25, 2000

Mr. Douglas F. Page
Executive Vice President
UMB Bank, N.A.
1010 Grand Avenue
POBox 419226
Kansas City MO  64106

Dear Doug:

Bill and I have a question about Pioneer Financial Services' borrowing relationship with the family holding company, Pioneer Financial Industries. At this time, PFI is loaning Pioneer Financial Services $500,000, which is the maximum allowable under the Senior Loan Agreement. PFI is "loaning" Charles
Schwab (via money market funds) over $500,000 and in this market the family would prefer loaning it to Pioneer Financial Services.

Here are additional details. Article VIII, paragraph 2 on page 22 refers to
Nonconforming Debt and states that "without written consent of All Banks which are a party to this Agreement....", we can not exceed $500,000 in unsecured indebtedness payable to PFI and which is a part of Senior Debt.

When we wrote the Agreement, senior debt totaled less than $20 million; hence
PFI would represent about three percent (3%) of senior debt. Please authorize us to increase PFI borrowing limits to $2.0 million. Call me if you have questions or concerns. Otherwise, sign below and return for my records.

Thank You!

                                   Approved by:

Thomas H. Holcom, Jr.
Chief Financial Officer
                                   ---------------------------------------------
                                      Date

                           FOUNDED 1932